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                                   EXHIBIT 23a

The Board of Directors
Union National Bancorp, Inc.

We consent to incorporation by reference of our report dated January 21, 2000 relating to the consolidated balance sheets of Union National Bancorp, Inc. and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1999, which report appears in the 1999 Union National Bancorp, Inc. Annual Report to Stockholders, in this Annual Report on Form 10-K, and in the following Registration Statement of Union National Bancorp, Inc.: Number 333-36767 on Form S-3 and Number 333-58673 on Form S-8.

/s/      Keller Bruner & Company, L.L.P.

         Frederick Maryland
         March 28, 2000